NEWS RELEASE

PINETREE CAPITAL LTD. ACQUIRES SECURITIES OF
EVOLVING GOLD CORPORATION.

TORONTO, Ontario (May 4, 2007) – Pinetree Capital Ltd. (TSX: PNP), announces that on April 26, 2007 it acquired ownership of 2,500,000 common shares (“Common Shares”) of Evolving Gold Corporation (“Evolving”), and 2,500,000 share purchase warrants (each, a “Warrant”) (each Warrant entitling the holder thereof to acquire one additional common share at an exercise price of $0.35 until April 26, 2009). In the event that the Warrants are fully exercised, these holdings represent approximately 17.0% of the total issued and outstanding common shares of Evolving as of April 26, 2007, calculated on a partially diluted basis assuming the exercise of Warrants only.

These transactions were made for investment purposes and Pinetree and each of its joint actors could increase or decrease their respective investments in Evolving depending on market conditions or any other relevant factor.

About Pinetree

Pinetree Capital Ltd. ("Pinetree" or the "Company") was incorporated under the laws of the Province of Ontario and is publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “PNP” and is included in the Standard & Poor's/Toronto Stock Exchange composite index. Pinetree is a diversified investment and merchant banking firm focused on the small cap market. Pinetree’s investments are primarily in the resources sector: Uranium, Oil & Gas, Precious Metals and Base Metals. Pinetree’s investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit.

For more details about Pinetree and its investments, please visit our website at www.pinetreecapital.com.

This news release contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause Pinetree’s results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements spea k only as of the date hereof. Pinetree disclaims any intent or obligation to update these forward-looking statements.

Investor Relations Contact for Pinetree Capital Ltd.:

Larry Goldberg, C.A.
Executive Vice President and Chief Financial Officer
Pinetree Capital Ltd.
130 King Street West, Suite 2810
Toronto, Ontario, Canada, M5X 1A9
416-941-9600
Email: ir@pinetreecapital.com Web Site: www.pinetreecapital.com